U.S. SECURITIES AND EXCHANGE COMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


[ ] Form  10-K [ ] Form 11-K [ X ] Form 10-Q [ ] Form  N-SAR
For  Period  Ended:  March 31, 1999

[ ]  Transition  Report  on Form  10-K
[ ]  Transition  Report  on Form 20-F
[ ]  Transition  Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on From N-SAR
For the Transition Period Ended:

     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
     Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:


PART I - REGISTRANT INFORMATION

         Full Name of Registrant:   ABATIX ENVIRONMENTAL CORP.

         Former Name if Applicable: Not Applicable

         8311 EASTPOINT DRIVE, SUITE #400
         ---------------------------------------------------------
         Address of Principal Executive Office (Street and Number)

         DALLAS, TEXAS 75227
         ---------------------------------------------------------
         City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed.
(Check box, if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

         The form 10-Q for the quarter ended March 31, 1999 could not be filed within the prescribed time period because additional time was required to compile the financial information of the January 1999 acquisition.

PART IV - OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification:

         FRANK J. CINATL, IV                   (214)               381-1146
         -----------------------------------------------------------------------
         (Name)                             (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                   [ X ] Yes                          [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   [   ] Yes                          [ X ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           ABATIX ENVIRONMENTAL CORP.
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this modification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    May 18, 1999              Abatix Environmental Corp.


                                   By:/S/ FRANK J. CINATL
                                      ----------------------
                                      Frank J. Cinatl, IV